TradeUP Acquisition Corp.

December 16, 2022

VIA EMAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	TradeUP Acquisition Corp.

Registration Statement on Form S-4

Filed on October 18, 2022

File No.: 333-267918

Ladies and Gentlemen:

This letter is in response to the letter dated November 14, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-4 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-4

Questions and Answers About the Proposals

What equity stake will non-redeeming Public Stockholders . . . hold in New Estrella . . ., page xi

1.	Please revise your disclosure in this section, in the section captioned “Pro Forma Ownership of New Estrella Upon Closing” on page 4, and elsewhere as appropriate to clarify the Initial Stockholders’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Disclose all possible material sources and extent of dilution that UPTD stockholders who elect not to redeem their shares may experience in connection with the business combination in the range of redemption scenarios. Provide disclosure of the impact of each significant source of dilution, including without limitation convertible securities such as the Conversion Shares and Working Capital Shares, and the amount of UPTD’s public and private warrants, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff comments, we added the disclosures under “Pro Forma Ownership of New Estrella Upon Closing” on page 4 of the Registration Statement to include the ownership percentage of UPTD’s stockholders upon the consummation of the Business Combination, assuming exercise and conversation of all securities.

We further revised the disclosures under “What equity stake will non-redeeming Public Stockholders…what is the expected pro forma equity value of New Estrella at the Closing?” from page xi to xiii of the Registration Statement to disclose all possible material sources and extent of dilution that UPTD stockholders who elect not to redeem their shares may experience in connection with the business combination in the range of redemption scenarios, including revising the table to illustrate so accordingly.

Do I have redemption rights?, page xix

2.	We note your disclosure that the underwriting fees remain constant and are not adjusted based on redemptions. In addition to providing the cross-reference to tables disclosing underwriting fees as a percentage of IPO proceeds on pages 8-9, please revise your narrative disclosure here, on page 161, and elsewhere as appropriate, to explain that as redemptions increase, the per-share impact of the underwriting fees will increase for each non-redeeming shareholder.

Response: In response to the Staff’s comments, we revised our disclosure under “Do I have redemption rights?” from page xviii to xix and on page 162 of the Registration Statement.

If I am a holder of the UPTD Warrants, whether, when and how will UPTD exercise its redemption rights . . ., page xix

3.	Please revise your disclosure here, as well as in your summary risk and risk factor disclosure on pages 14 and 91, respectively, to disclose any material differences between the UPTD private and public warrants. Please highlight any material risks to public warrant holders, including those arising from any such differences.

Response: We respectfully advise the Staff that UPTD only has public warrants issued and outstanding, and there are no private warrants.

How do I exercise my redemption rights? , page xx

4.	In addition to quantifying the value of UPTD warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions, identify any material resulting risks. By way of example, revise your disclosure here and elsewhere as appropriate to explain that the cost of those retained warrants is borne by the post-business combination company and non-redeeming shareholders.

Response: In response to the Staff’s comments, we revised the disclosures under “How do I exercise my redemption rights?” on page xx and added disclosures under “Risk Factors – UPTD Warrants will become exercisable for New Estrella Common Stock 30 days after the completion of the Business Combination, which would increase the number of shares eligible for future resale in the public market and result in dilution to UPTD stockholders. Such dilution will increase if more of the Public Shares are redeemed” on page 91 of the Registration Statement.

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Questions and Answers About the Special Meeting
Do any of UPTD’s directors or officers have interests in the Business Combination that may differ . . ., page xxiv

5.	We note your statement in this and other sections of the proxy statement/prospectus that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement or advise.

Response: In response to the Staff’s comments, we revised the disclosures to state that no separate consideration was provided to induce UPTD Initial Stockholders (as defined in the Registration Statement) to waive their redemption rights on pages xxv, 10 and 122 of the Registration Statement.

6.	•	Please revise your disclosure throughout to clarify any material differences between UPTD’s securities. By way of example only, revise to clearly distinguish between the terms and features of the Notes UPTD issued in July 2022 for working capital purposes and the Conversion Shares such Notes may convert to, and potential future working capital loans and the Working Capital Shares such loans may convert to.

•	Revise this section, as well as similar sections on pages 11 and 122, to provide sufficient context such that investors can better understand the following two sentences, which otherwise appear inconsistent: “The terms of such loans by UPTD’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of the date hereof, UPTD had $498,600 outstanding under the working capital loans.”

Response: We respectfully advise the Staff that the terms and features of the Notes that UPTD issued in July 2022 for working capital purposes are the same as the promissory notes to be issued for potential working capital loans, and the Conversion Shares are the same as the Working Capital Shares. Accordingly, we revised the disclosures on pages xxv, 11, 122, and 169 of the Registration Statement accordingly.

7.	Please expand your disclosure here, in your summary risks and risk factors, and elsewhere as appropriate as follows:
•	Enhance your description of the nature and total amount of what the Initial Stockholders, officers and directors have at risk that depends on completion of a business combination. In addition to quantifying the aggregate dollar amounts contributed, state the price paid per share for each share type. Also, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to securities whose purchase is contemplated at the time of the business combination. For example, with respect to UPTD independent directors’ right to purchase additional Founder Shares upon completion of the business combination, state the purchase price to be paid.

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•	Include the current value of all securities held, loans extended, fees due, out-of-pocket expenses and any other items for which the sponsor and its affiliates are awaiting reimbursement.
•	Highlight the risk that the Initial Stockholders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.
•	We note disclosure here and throughout the proxy statement/prospectus regarding conflicts of interest stemming from current investments by the Initial Stockholders that are at risk and will become worthless without the consummation of a business combination. Please revise your disclosure here and in the similarly captioned risk factor section beginning on page 89 to highlight that the Initial Stockholders and public shareholders may experience different rates of return in the combined company should the business combination occur. Discuss in both quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests. For example, since your sponsor appears to have acquired a 20% stake for approximately $0.02 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.

Response: In response to the Staff’s Comments, we added the disclosures of the per share price for each share type paid by the UPTD Initial Stockholders for the shares of UPTD Common Stock held by them on pages xxiv, xxv, 10, 11, 121 and 122 of the Registration Statement.

Further, we added the disclosures to highlight that the UPTD Initial Stockholders may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate on pages xxv, 11 and 122 of the Registration Statement.

We also revised the disclosures under “The UPTD Initial Stockholders and UPTD’s advisors may have interests in the Business Combination different from the interests of UPTD’s stockholders” from pages 89 to 90 and on pages xxv, 11, 89 and 122 of the Registration Statement.

8.	With respect to the fourth bullets on pages xxv and 11, in the table on page 9, on page 121, and elsewhere as appropriate, please revise to disclose the portion of the aggregate Deferred Business Combination Fees payable to US Tiger, an affiliate of one of your founders, and clarify that such payment is contingent on completion of the business combination. Additionally, please file the Business Combination Marketing Agreement as an exhibit to this registration statement or tell us why you believe such exhibit is not required to be filed.

Response: In response to the Staff’s comments, we added the disclosures of the portion of the aggregate Deferred Business Combination Fees payable to US Tiger and the fact that such payment of the Deferred Business Combination Fee is contingent on completion of a business combination on pages xxv, 11, 121 and 122 of the Registration Statement. Additionally, we filed the Business Combination Marketing Agreement as Exhibit 10.13 of the Registration Statement accordingly.

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Summary of the Proxy Statement/Prospectus, page 1

9.	We note that the audit report covering the consolidated financial statements of Estrella and its predecessor includes an explanatory paragraph related to substantial doubt about Estrella’s ability to continue as a going concern.
•	Please expand your disclosure regarding Estrella in the Summary to disclose its history of net losses and provide the accumulated deficit as of the most recent balance sheet date.
•	Revise the Summary of Risk Factors to highlight the auditors’ going concern opinion. Estrella, page 2

Response: In response to the Staff’s Comments, we added disclosure on page 2 regarding Estrella’s history of net losses and provided the accumulated deficit as of September 30, 2022. We have also revised the Summary of Risk Factors to highlight the auditors’ going concern opinion on page 23 of the Registration Statement.

10.	Please expand your discussion here and elsewhere, as appropriate, of the history and development of Estrella by briefly describing the reasons for the 2022 spin-off from its parent, Eureka. Additionally, we note that the proxy statement/prospectus refers to Estrella’s “Separation” from Eureka, whereas the financial statements refer to the “Spin-off” on pages F-46 and F-51. Please consider revising to use consistent terminology throughout the registration statement for clarity.

Response: In response to the Staff’s comments, we have updated the disclosure in the “Summary” of the Registration Statement and “Estrella Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide the reasons for the 2022 separation.

Summary of Risk Factors
Risks Related to the Business Combination and Redemptions, page 14

11.	Revise the third bullet, and the similar risk factor disclosure on pages 85 and 89, to disclose whether the Notes issued to the founder and its affiliates for working capital purposes, which may not be repaid if the business combination does not occur, influenced the decision to approve the Business Combination. Also revise your risk factors to disclose the outstanding Notes and any pecuniary interest in Conversion Shares.

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Response: In response to the Staff’s comments, we revised the disclosures under “The UPTD Initial Stockholders own UPTD Common Stock that will be worthless, may be unable to be repaid in full for the working capital loans provided to UPTD, and may incur reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Business Combination with Estrella” on pages 14 and 85 and disclosures under “The UPTD Initial Stockholders and UPTD’s advisors may have interests in the Business Combination different from the interests of UPTD’s stockholders” on pages 89 and 90 of the Registration Statement.

Risk Factors
New Estrella’s Proposed Bylaws designate the Court of Chancery of the State of Delaware . . ., page 84

12.	You state on page 84 that New Estrella’s Proposed Bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain state law litigation, including any derivative action, and the U.S. federal district courts as the sole and exclusive forum for certain securities law claims, including any complaint asserting a cause of action arising under the Securities Act.
•	We contrast this disclosure with the table comparing governance and stockholder’s rights, which states on page 228 that a choice of forum provision for New Estrella is “not applicable.” We further note that the Form of Amended and Restated Bylaws of [Surviving Company] attached as Exhibit D to Annex A (Merger Agreement dated September 30, 2022) contains a choice of forum provision; however, the Form of Amended and Restated Bylaws of Estrella Immunopharma, Inc. attached as Annex D does not appear to contain a choice of forum provision. Please reconcile your disclosures regarding the choice of forum in New Estrella’s Proposed Bylaws throughout, or advise.
•	As appropriate, please revise your risk factor disclosure to state that there is uncertainty as to whether a court would enforce New Estrella’s choice of forum provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
•	As appropriate, please ensure that an exclusive forum provision in the governing documents designating the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action, clearly states that such provision will not apply to claims arising under the Securities Act or Exchange Act, as referenced on page 84.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the parties intended to exclude a choice of forum provision from both the Form of Amended and Restated Bylaws of Estrella Immunopharma, Inc. and the Form of Amended and Restated Bylaws of the Surviving Company. The Company has deleted the previously inaccurate disclosure and will update the Amended and Restated Bylaws of the Surviving Company at closing to delete the choice of forum provision.

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Some of the officers of UPTD are located outside the United States., page 95

13.	Please revise this risk factor caption and the narrative disclosure to specify the location of the four UPTD officers and directors who are located outside the United States, consistent with your disclosure on page 241.

Response: In response to the Staff’s comments, we revised the disclosures under “Some of the officers of UPTD are located in China, while some directors of UPTD are located in the United States. However, after the consummation of the Business Combination, all of the executive officers and directors of New Estrella (except one director is located in China) are expected to be located in the United States and therefore, investors may not be able to enforce federal securities laws or their other legal rights upon such officers of UPTD located outside the United States” on page 95 of the Registration Statement accordingly.

UPTD may be subject to U.S. foreign investment regulations which may impose conditions . . ., page 100

14.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, explain in more detail in your risk factor disclosure on page 100 how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Also, you state on page 100 that CFIUS jurisdiction is not limited only to entities that are controlled by non-U.S. persons but extends to other rights such as information or governance rights, and also depends on the nature of the business and technology. In this regard, please explain the inclusion of the following sentence on page 100 or revise as appropriate: “Based on its export control classification, UPTD’s battery technology is considered a ‘critical technology.’”

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Response: In response to the Staff’s comments, we revised the corresponding disclosures on page 100 of the Registration Statement.

Potential Purchases of Shares, page 107

15.	We note your disclosure that the founders, directors, officer or advisors or their respective affiliates may privately negotiate transactions to purchase UPTD common stock and that any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account. Please explain how such transactions would comply with the requirements of Rule 14e-5 under the Exchange Act and the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01.

Response: In response to the Staff’s comments, we added the corresponding disclosures on page 107 of the Registration Statements.

Target Search, page 109

16.	With reference to the third full paragraph on page 109, which states that UPTD reviewed in varying degrees approximately 22 potential business combination targets since July 19, 2021, please:
•	Explain how you narrowed the potential business combination targets from 22 to the six with which you signed non-disclosure agreements, and how you further narrowed the list of potential targets to the three you sent non-binding indications of interest or letters of intent.
•	Describe in more detail the analysis and evaluation that was conducted on the set or sets of target companies UPTD considered since July 19, 2021. Discuss how these companies were identified and by whom, the varying levels of preliminary due diligence performed, and how any negotiations were started and by whom, as applicable.

Response: In response to the Staff’s comments, we added the disclosures about UPTD’s search for potential business combination targets on pages 109 and 110 of the Registration Statement.

17.	With respect to your summary descriptions of UPTD management’s review and analysis process for the six potential targets UPTD signed non-disclosure agreements with, including Estrella, please revise to include a description of any letters of intent or confidentiality agreements entered into, disclose the nature and extent of the negotiations over the potential terms and conditions of a business combination, and when any company was eliminated as a potential target.

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Response: In response to the Staff’s comments, we added the disclosures about UPTD’s search for potential business combination targets on pages 109 and 110 of the Registration Statement.

Timeline of the Business Combination, page 110

18.	With reference to your description of the timeline of the proposed business combination beginning on page 110:
•	Please identify the individuals who participated in the preliminary and other meetings and discussions with Estrella to the extent material.
•	Please expand your disclosure to describe why UPTD management determined to send Estrella the draft letter of intent on June 13, 2022. Describe the basis for management’s belief, if any, that Estrella provided an attractive potential business combination.
•	You state on page 112 that the terms of the Business Combination are the result of extensive negotiations between UPTD and Estrella. Revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations through proposals and counter-proposals. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives.
•	Describe any discussions about the need to obtain additional financing for the combined company, such as the Merger Financing, and the negotiation process.
•	Describe how the UPTD board arrived at a valuation for Estrella and determined the consideration to be paid upon the consummation of the business combination. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Board. For example, please advise if valuations of comparable public companies were considered by the UPTD Board, and if so, please disclose the selection criteria for companies considered comparable. Discuss how, if at all, the analysis and valuation of Estrella evolved during the negotiations.

Response: In response to the Staff’s comments, we added the disclosures about UPTD’s search for potential business combination targets on pages 110 and 111 of the Registration Statement.

The Board’s Reasons for the Approval of the Business Combination, page 112

19.	Please expand your disclosure beginning on page 113 to discuss how the Board considered the various conflicts of interests of your sponsor, its affiliates, and your officers and directors, such as those discussed beginning on pages xxiv, 10, 89, and 122 in negotiating and recommending the business combination.

Response: In response to the Staff’s comments, we revised the disclosure on pages 113 and 114 of the Registration Statement accordingly.

Proposal 1: The Business Combination Proposal
Basis for the Board’s Recommendation - Fairness Opinion, page 114

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20.	Please provide a more detailed discussion of both the selected public company and precedent transaction analyses performed by Benchmark, and enhance disclosure of the criteria used in selecting the comparable companies and transactions “deemed to be relevant.” In particular, but without limit:
•	Disclose the operational, business and/or financial characteristics that constituted Benchmark’s selection criteria used to identify the 11 public companies that were deemed comparable to Estrella. If material, revise to describe the companies selected, including the underlying data for the companies such as the number of products and the pipeline, and conclusions of the analysis relative to Estrella. Similar enhancements should be made to your disclosure regarding the 11 precedent merger transactions that were deemed comparable to UPTD.
•	Identify the relevant time period and any other scope limitations applicable to Benchmark’s analysis of publicly available information relating to other public companies and announced de-SPAC transactions.
•	To the extent there were other companies or transactions that met Benchmark’s selection criteria but were excluded from the analysis, please disclose this information and provide the basis for any exclusion.

Response: In response to the Staff’s comments, we added the disclosures of Benchmark’s selection criteria used to identify the 11 public companies and 11 precedent transactions that were deemed comparable to Estrella on pages 115 and 116 of the Registration Statement. We further added the disclosures of the corresponding relevant time periods on pages 115 and 117 of the Registration Statement. Additionally, we disclosed on pages 115 and 116 that there were no other public companies or precedent transactions that met Benchmark’s selection criteria but were excluded from the analysis.

Certain Unaudited Estrella Prospective Financial Information, page 118

21.	Please revise your discussion to clearly describe and quantify the significant estimates and assumptions underlying Estrella’s revenue projections in each year through 2031, rather than merely list variables that could impact the figures stated. Include in your revisions a discussion of the factors that you considered, if any, in determining whether these assumptions were reasonable. In addition, please remove all disclaimers surrounding the financial projections, such as the statement on page 119 that Estrella has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including UPTD. UPTD, as the registrant, is responsible for all information in the filing and may not disclaim responsibility for its contents.

Response: In response to the Staff’s comments, we have expanded the discussion regarding assumptions underlying the financial projections on page 118. We have also removed disclaiming language as requested.

22.	Revise your discussion of the projections to address the following:
•	Disclose the extent to which Estrella developed or obtained financial projections for multiple scenarios, outlining the differences between those scenarios and the scenario presented. To the extent multiple scenarios were obtained, consider disclosure of such presentations as well.

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•	Revise your narrative to clearly disclose the extent to which the revenues presented reflect the assumption that FDA approval was obtained for your product candidate(s). Prominently disclose here that FDA approval is outside of the Company’s control, and discuss the industry average percentage for similar product candidates successfully receiving FDA approval.

Response: In response to the Staff’s comments, we have made revisions on pages 118 and 121 to clarify the basis of the financial projections and to disclose the fact that the projections are based on the assumption that FDA approval is ultimately obtained.

Material Tax Consequences of the Business Combination to Holders of Estrella Common Stock, page 126

23.	We note your disclosure that the parties intend for the business combination to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of the business combination and clearly state both in the disclosure and opinion to be filed as Exhibit 8.1 that the disclosure in this section is the opinion of named counsel. If there is uncertainty regarding the tax treatment of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and explain why it cannot give a firm opinion. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, we revised the disclosures on page 126 of the Registration Statement and added Winston & Strawn LLP’s name to the reference to the tax opinion to be filed by amendment as Exhibit 8.1 of the Registration Statement accordingly.

UPTD Management’s Discussion and Analysis of Financial Condition and Results of Operations Promissory Notes, page 168

24.	We note your disclosure that UPTD’s use of the proceeds from unsecured promissory notes A and B (the Notes) to UPTD affiliates, of which $498,600 is outstanding as of the date of the proxy statement/prospectus, will be used for general working capital purposes, and that the holders of the Notes have the right to convert their Notes into private shares of UPTD Common Stock at the closing of the business combination (the “Conversion Shares”).
•	As appropriate, state here, on page xiv, on page 215, and elsewhere whether or not the Conversion Shares will be subject to registration rights following the consummation of the business combination. In this regard, we note disclosure on pages 170 and F-17 which states that the holders of “any UPTD Common Stock that may be issued upon conversion of working capital loans (and any underlying securities) will be entitled to registration rights pursuant to a registration and shareholder rights agreement entered into in connection with the Initial Public Offering.” Further, please file the registration rights agreement as an exhibit to this registration statement or tell us why you believe such exhibit is not required to be filed.

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•	Revise your risk factor on page 84, which references the dilutive effect of convertible instruments, to more specifically discuss actual or potential sources of dilution in connection with the Business Combination, including but not limited to the Conversion Shares and Working Capital Shares that may be issued to the Sponsor, its affiliates, or certain of your officers and directors.

Response: In response to the Staff’s comments, we added the disclosures on pages xiv, 169, and 225 of the Registration Statement and filed such registration right agreement as Exhibit 10.14 of the Registration Statement accordingly.

We further revised the disclosures under “Redemptions of Public Shares by Public Stockholders may affect the market price of New Estrella Common Stock” on page 84 of the Registration Statement.

Information About Estrella
Business, page 175

25.	Please clarify the meaning of material scientific, technical terms, and acronyms the first time they are used in the Business section in order to ensure that lay readers will understand the disclosure.

Response: In response to the Staff’s comments, we revised the disclosure in the “Business” section to clarify the meaning of material scientific, technical terms, and acronyms the first time they are used.

ARTEMIS Cell Receptor Platform, page 177

26.	We note your reference to “preclinical data” and tumor xenograft mouse models involving ARTEMIS T-cells on page 177, as well as tests of EB104 in mouse models on page 182. Throughout the Business section, please expand the discussion of pre-clinical studies to briefly describe who performed these studies and when, the country where the studies were conducted, how the tests were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.

Response: In response to the Staff’s comments, we have included additional explanatory disclosure regarding preclinical data relating to ARTEMIS T-cells and EB104 in mouse models.

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EB103 Clinical Studies, page 178

27.	Throughout the Business section, revise the disclosure regarding any prior clinical studies involving your product candidates to provide additional detail. For example, expand the disclosure of each to explain:
•	Who performed the study, and when;
•	The country where the study was performed;
•	Key inclusion criteria and the number of patients enrolled;
•	End points for safety and efficacy and whether or not the trial achieved those endpoints;
•	Whether or not the data from the trial was found to be statistically significant (including the P-value);
•	Length of the study and any follow-up;
•	Whether any serious adverse events and/or adverse events related to the product candidate occurred during the study and the number of patients that experienced them; and
•	Whether the results of the trial were sufficient to advance the candidate to a subsequent clinical trial for the indication being evaluated.

Response: In response to the Staff’s comments, we have updated disclosure throughout the “Business” section’s discussions of prior clinical studies.

28.	We note your description of an investigator-initiated study of EB103 conducted at the First Affiliated Hospital of Xi’an Jiaotong University in China. Please expand your disclosure to clarify briefly the nature of the investigator-initiated study, how one differs from a trial sponsored by Estrella or Eureka, and Estrella or Eureka’s role/responsibility, if any, in the study.

Response: In response to the Staff’s comments, we have updated the disclosure on page 188 to expand the descriptions of the investigator-initiated study.

29.	We note that your disclosures throughout this section, including in the figures on page 179, reference terms such as “complete response”, “partial response,” “objective response rate,” “remission,” “stable disease” and “progressive disease.” Please revise to explain the meaning of these terms and how responses were measured.

Response: In response to the Staff’s comments, we have provided a list of these terms and their respective meanings on page 188.

30.	As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Therefore, please revise or remove the following statements and any similar statements, as appropriate:

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•	On pages 178 and 179 you indicate that EB103 has “an attractive safety profile,” and on page 181 you reference “decreased risks of side effects and superior safety of [your] EB103 T-cells.” On page 179 you state that data indicates EB103 “has anti-tumor activity” and on page 184 you state that “EB104 T-cells seek out CD19 and CD22-postive cancer cells, bind to these cells and destroy them.” Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy.
•	If accurate, you may state, as you have on page 178, that a therapy has been well-tolerated. In this regard, please revise your clinical study disclosure to discuss whether any serious adverse events have been observed that were deemed related to EB103, and if so, the nature of any such events, and the number of patients who experienced them.

Response: In response to the Staff’s comments, we have revised disclosure on pages 188 and 191 and elsewhere to modify language surrounding safety and efficacy.

Our Pipeline of Clinical Programs, page 184

31.	Please revise the product candidate pipeline table on page 185 as follows:
•	With respect to columns representing pre-clinical stages of development, note that we will not object to up to two columns labeled as “discovery” and “IND-enabling” or “pre-clinical.”
•	Add additional columns for Phase 1, Phase 2 and Phase 3 of clinical testing.
•	Disclose the “multiple indications” for the solid tumors program. Our Strategy, page 184

Response: In response to the Staff’s comments, we have revised the “Pipeline” graphic on page 195 and have included disclosure explaining that the multiple indications for the solid tumors program have not yet been finalized.

32.	We have the following comments on this section:
•	In the first and third bullets, you state that it is a key element of Estrella’s strategy to “rapidly progress” candidates through clinical development. Please revise this and any similar disclosures throughout to remove any implication that you will be successful in obtaining necessary regulatory approvals or commercializing your product candidates in a rapid or accelerated manner, as such statements are speculative.
•	With respect to the second and third bullets, please revise to disclose that the INDs that you plan to submit for EB104 and EB103 in conjunction with CF33-CD19t will be limited to certain indications.

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•	Both here and in your disclosure under the pipeline table on page 185, revise your discussion to clarify that any planned Phase 1 trials may not commence until the FDA approves the INDs you intend to submit.
•	We note you state on page 184 that you intend to conduct full clinical development programs for your product candidates in the U.S., and “have leveraged [your] access to efficient clinical development pathways in China to conduct initial proof-of-concept studies from which to better design” your U.S. programs. As applicable, please state in this section and elsewhere as appropriate whether you expect to be able to rely on any pre-clinical or clinical studies conducted outside of the United States to support an IND application for any of your product candidates. Additionally, please tell us your consideration of including risk factor disclosure discussing any risk to your strategic development plans stemming from any planned use of study data conducted outside of the U.S.

Response: In response to the Staff’s comments, we have revised the disclosure in the bullet points and in the pipeline table on page 194. We respectfully inform the Staff that it is the view of Estrella management that the study data from outside of the U.S. is supplementary and supportive of Estrella’s IND applications rather than the primary factor presented in Estrella’s IND applications. Accordingly, we have added disclosure regarding the use of such data in IND applications, but have not added a risk factor discussing the use of such study data.

Intellectual Property, page 187

33.	In relation to Estrella’s material patents, please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), the product candidates to which such patents relate, the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.

Response: We have updated the disclosure on page 197 to include a table responsive to the Staff’s comments.

License Agreement with Eureka, page 187

34.	Please revise your disclosure regarding the license agreement with Eureka to include a discussion of all material payment terms, including quantification of the upfront fee and any installments thereof, amounts paid to date, aggregate potential milestone payments segregated by development and commercial milestone payments, and the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points.

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Response: In response to the Staff’s comments, we have revised the disclosure surrounding the License Agreement on page 197. We respectfully advise the Staff that certain payment terms have been omitted in the disclosure and in the exhibit filed to protect Estrella’s business interests and confidential pricing information.

Material Agreements
Services Agreement, page 199

35.	Please revise this section to describe in more detail the material terms of the Services Agreement with Eureka. Please include, without limitation:

•	Nature and scope of technical assistance and services to be provided in connection with the IND for EB103 or otherwise;
•	Material payments made to date, if any; and
•	Expiration term. In this regard, please clarify what you mean when you say the agreement “shall continue until Eureka’s completion of the services.”

Please also revise your disclosure on page 181 under the heading “Manufacturing” to include the material terms related to manufacturing services, including the referenced “certain milestones.”

Response: In response to the Staff’s comments, we have updated the disclosure regarding the Services Agreement on page 209 and the discussion of Manufacturing on page 191.

Estrella Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 201

36.	Revise to provide a breakdown of your research and development expense by product candidate. To the extent you do not currently track such expenses by product candidate, disclose that fact and disclose a breakdown by nature of the expenses in that line items. Estrella Managements Discussion and Analysis of Financial Condition and Results of Operations, page 201

Response: In response to the Staff’s comments, we have revised the disclosure regarding research and development expenses on page 213.

37.	We note your presentation of the combined results for the predecessor and successor periods for the year ended June 30, 2022 when discussing the results of operations and cash flows from operating, investing and financing activities in Management’s Discussion and Analysis. Please note that it is generally inappropriate to combine the financial information for predecessor and successor periods for purposes of MD&A as the financial statements are prepared on a different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent you include supplemental comparative discussion of the results for fiscal years 2022 and 2021 prepared on a pro forma basis, please revise to present all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

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Response: In response to the Staff’s comments, we respectfully advise the staff that the results of operations and cash flows from operating, investing, and financing activities from both the predecessor and successor period were only related to T-cell therapies targeting CD19 and CD22. As disclosed in Note 2 - Basis of Presentation, the accompanying financial statements as of and for the fiscal year ended June 30, 2021 reflect the historical financial position, results of operations, changes in net investment and cash flows of the operations associated with the assets acquired by Estrella from Eureka Therapeutics, Inc., Estrella’s parent. Thus, despite the predecessor’s and successor’s financial statements being prepared on a different bases of accounting, the current presentation is appropriate in that the comparison is parallel between two full years of financial results to reflect the research and development progression of T-cell therapies targeting CD19 and CD22 only. In accordance with Item 303 of Regulation S-K, our presentation has disclosed information relevant to assessing Estrella’s financial condition, changes in financial condition, and results of operation based on above methodology. Since we believed the current presentation was appropriate, it is not necessary to include supplemental comparative discussion of the results for fiscal years 2022 and 2021 prepared on a pro forma basis.

We have, however, made clarifying revisions to clarify predecessor and successor financial results in the first paragraph of the Results of Operations section of Estrella Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 213.

Management of the Combined Company, page 230

38.	We note your disclosure that Dr. Liu serves as the Chief Executive Officer of Estrella and Eureka. Please expand your disclosure here and in your risk factor on page 46 to clarify that Dr. Liu devotes less than full time to the operation of your business and include the amount of hours per week or month that he is obligated to provide to your business.

Response: In response to the Staff’s comments, we have updated the disclosure the risk factor on page 46 and revised the section titled “Management of the Combined Company” by adding a new sub-heading titled “Other Roles Held by Management” on page 243.

Scientific Advisory Board, page 232

39.	We note references to your “scientific advisory board” throughout, including in a designated section on page 232. You also indicate on page 112 that Estrella’s management team, including its scientific advisory board, was considered a positive factor in support of the business combination. If material, please include disclosure in the appropriate section or sections of your prospectus that:

•	Describes the role or function of Estrella’s scientific advisory board, including whether there are any rules or procedures governing it;
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•	Describes whether any advisory board members are party to a consulting or advisory contract with the Company, including any material provisions of such agreements; and
•	Describes whether, and if so how, such advisory board members are compensated.

Response: In response to the Staff’s comments, we have revised our disclosure on page 242 to expand our discussion surrounding the scientific advisory board.

Estrella Biopharma, Inc. Financial Statements
Note 2 - Significant accounting policies
Basis of Presentation, page F-47

40.	We note from your disclosures on page F-52 that the Contribution Agreement with Eureka was accounted for as common control transaction at carryover basis under ASC 805. Please explain to us how you determined that there were no assets, liabilities or equity in your predecessor financial statements as of June 30, 2021.

Response: We respectfully advise the Staff that in accordance with ASC 730, Research and Development, all research and development costs should be recognized as expenses as incurred, therefore, no corresponding intangible assets related to CD19 and CD22-targeted T-cell therapies were capitalized on the predecessor’s financial statements. Meanwhile, there were no liabilities related to CD19 and CD22-targeted T-cell therapies from the predecessor as the related expense was paid as incurred. In addition, the research and development expense incurred from the predecessor period was recorded as parent’s net investment in statements of changes in stockholders’ deficit.

General

41.	We note that U.S. Tiger Securities, Inc. was an underwriter in UPTD’s initial public offering and was engaged by UPTD as financial advisor in connection with the business combination, that UPTD engaged the Benchmark Company as financial advisor and that Estrella engaged Beyond Century Consulting as financial consultant. We note press reports that certain firms are ending their involvement in SPAC business combinations. Please tell us, with a view to disclosure, whether you have received notice from any of your or Estrella’s financial advisor(s) about it ceasing involvement in your transaction and how that may impact your deal.

Response: We respectfully advise the Staff that, as of the date hereof, neither we nor Estrella has received any notice from any of our or Estrella’s financial advisors about it ceasing involvement in our transaction.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

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By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP

Michael J. Blankenship
Winston & Strawn LLP